ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Inc[redacted]d in Western Australia

03003442

14 January 2003

03 JAN 21 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

dlw 2/3

Lodgement with Australian Stock Exchange:
13 November 2003 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 January 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

BANJO SPUD DATE

AUSTRALIA

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)

FAR has been advised by the Operator that the earliest spud date for Banjo-1 is now likely to be March 2003. Current plans are for Banjo-1 to utilise the Ensco 53 jackup rig as a result of which the actual spud date for Banjo-1 will be dependent upon the time spent by the Ensco 53 rig in the current Cliff Head program which includes a number of contingent wells.

FAR has also received an advice from Rawson Resources NL withdrawing their prospectus offering and as such FAR's equity in Banjo-1 will remain at 33.3 percent, subject to any farmout prior to the spud date.

For further information please contact:

Michael Evans
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au